FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides 2020 Production and Operating Guidance

Dividend Increased 50% Reflecting Strong Free Cash Flow Growth in the Second Half of 2020

Toronto, Ontario (December 11, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today provided 2020 production and operating guidance.
“Alamos remains on track to achieve 2019 production and cost guidance driven by a strong year from both of our Canadian operations. Young-Davidson is having a solid year operationally while making excellent progress on the construction of the lower mine expansion. Island Gold has already established another record for annual production and free cash flow, and with the ongoing exploration success we expect a further increase in both mineral reserves and resources with our year end update,” said John A. McCluskey, President and Chief Executive Officer.
“The lower mine expansion at Young-Davidson remains on track to be completed in June 2020 after which we expect to transition to a period of strong free cash flow growth. We intend to complete the Phase III expansion study at Island Gold during the first half of 2020 which will showcase a highly profitable long-life operation. Both initiatives support an improving operating and financial outlook for the Company which will in turn support growing returns to our shareholders. Given this strong outlook, we are pleased to announce a 50% increase in our dividend starting in the first quarter of 2020,” Mr. McCluskey added.
2019 Operational Update

•
On track to meet full year 2019 production and cost guidance: gold production is on track to be within the guidance range of 480,000 to 520,000 ounces. Similarly, total cash costs and all-in sustaining costs are expected to be consistent with guidance

2020 Guidance Overview

•
Production guidance of 425,000 to 465,000 ounces of gold: down from 2019 reflecting the previously guided lower production from Young-Davidson during the first half of 2020 while completing the tie-in of the upper and lower mines, as well as the end of production from El Chanate

•
Total cash cost guidance of $770 to $810 per ounce and all-in sustaining cost (“AISC”) guidance of $1,020 to $1,060 per ounce: up from 2019 guidance largely reflecting higher costs at Young-Davidson during the first half of 2020

•
Total capital budget of $180 to $205 million: down from 2019 guidance of $240 to $265 million with the majority of the capital focused on growth initiatives at existing operations. This includes completing the lower mine expansion at Young-Davidson and upgrading Island Gold’s surface infrastructure to support the growing operation and mine life

•
Expanding exploration budget to $36 million: up from a 2019 exploration budget of $33 million reflecting increased spending at Island Gold and Mulatos, as well as a new underground exploration program at Young-Davidson for the first time since the start of operations

•
Growing free cash flow starting in H2 2020: at the current gold price, the Company expects to transition to positive free cash flow in the second half of 2020 with the completion of the lower mine expansion at Young-Davidson

TRADING SYMBOL: TSX:AGI NYSE:AGI

•
50% increase in dividend starting in the first quarter of 2020: reflecting the strong free cash flow outlook, the Company is increasing its quarterly dividend by 50% to an annual rate of US$0.06 per common share

•	Phase III expansion study and construction decision for La Yaqui Grande expected in the second quarter of 2020

2021 Outlook

•	Production increasing to approximately 500,000 ounces per year from existing operating mines: reflecting higher production from Young-Davidson driven by increased mining rates

•	Declining cost profile: costs are expected to decrease in 2021 driven by lower costs at Young-Davidson

•	Strong free cash flow growth to drive increasing returns to shareholders: the Company expects to further increase returns to shareholders as it generates higher levels of free cash flow

2020 Guidance

	2020 Guidance				2019 Guidance
	Young-Davidson	Mulatos	Island Gold	Other (2)	Total	Total
Gold production (000’s ounces)	145-160	150-160	130-145		425-465	480-520
Cost of sales, including amortization (in millions)(4)	$207	$168	$120	-	$495	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,360	$1,085	$880	-	$1,130	$1,075
Total cash costs ($ per ounce)(1)	$910-950	$840-880	$520-560	-	$770-810	$710-750
All-in sustaining costs ($ per ounce)(1)				-	$1,020-1,060	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$1,110-1,150	$940-980	$780-820	-
Amortization costs ($ per ounce)(1)	$430	$225	$340	-	$340	$345
Corporate & Administrative (in millions)					$20	$20
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$15-20	$35-40	-	$80-95	$75-85
Growth capital(1)	$45-50	$5	$15-20	$35 (2)	$100-110	$165-180
Total capital expenditures(1)	$75-85	$20-25	$50-60	$35	$180-205	$240-265

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release for a description of these measures.

(2)	Includes capitalized exploration at all operating sites of $20 million and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.
Production rates are expected to be similar in the first and second half of the year, while costs at Young-Davidson and company-wide capital spending are expected to decline through the year driving stronger mine-site free cash flow in the second half of the year.

The 2020 production forecast and operating cost estimates are based on the following currency assumptions:

Foreign Exchange Rate	2020	Operating Sites Foreign Currency Exposure	Change	Free Cash Flow Sensitivity
USD/CAD	$0.75:1	95%	$0.05	~$26 million
MXN/USD	19.0:1	40%	1.00	~$3 million

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company has entered into foreign exchange transactions to date representing approximately 35% of its Canadian dollar-denominated operating and capital costs for 2020, ensuring a maximum USD/CAD foreign exchange rate of $0.76:1 and allowing the Company to participate in weakness in the USD/CAD up to a rate of $0.73:1.
Additionally, the Company has entered into foreign exchange transactions to date representing approximately 80% of its Mexican peso-denominated operating and capital costs in 2020, ensuring a minimum MXN/USD foreign exchange rate of 19.6:1 and allowing the Company to participate in weakness in the MXN/USD up to a rate of 22.1:1.
The Company also periodically enters into short term gold hedging arrangements. Currently, the Company has hedged 47,550 ounces during the first half of 2020 ensuring an average minimum gold price of $1,404 per ounce and participation up to an average gold price of $1,633 per ounce.

3 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Young-Davidson

Young-Davidson		Q3 YTD 2019	2019 guidance	2020 guidance	H1 2020 guidance	H2 2020 guidance
Gold Production	000 oz	140	180 - 190	145 - 160	55 - 60	90 - 100

Cost of Sales(1)	$/oz	$1,252	$1,220	$1,360
Total Cash Costs(2)	$/oz	$813	$750-790	$910-950	$1,130-1,170	$770-810
Mine-site AISC(2)	$/oz	$1,033	$940-980	$1,110-1,150	$1,350-1,390	$950-990

Tonnes of ore processed	tpd	7,140	6,500-7,800		4,000-5,000	6,500-7,500
Grade processed	g/t Au	2.40	2.35-2.65	2.35-2.65
Average recovery rate	%	91%	90-92%	90-92%

Sustaining capital(2)	$ millions	$30	$35-40	$30-35	$13-15	$17-20
Growth capital(2)	$ millions	$43	$45-50	$45-50	$33-35	$12-15
Total capital	$ millions	$73	$80-90	$75-85	$46-50	$29-35

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

(2)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2019 MD&A for a description and calculation of these measures.

Gold production is expected to decrease at Young-Davidson in 2020 and costs increase reflecting the previously guided temporary downtime of the Northgate shaft during the first half of the year. The tie-in of the lower mine is expected to begin in March 2020 and be completed in June 2020. During this downtime, ore will be trucked to surface from the upper mine at a rate of approximately 2,500 tonnes per day (“tpd”). Given the lower production rate and a full workforce to support ongoing development during this period, total cash costs and mine-site AISC are expected to increase significantly in the first half of the year.
Following completion of the tie-in in June, underground mining rates are expected to increase from approximately 6,500 tpd to a rate of 7,500 tpd by the end of 2020. This is expected to drive production higher and costs significantly lower in the second half of 2020.
Capital spending in 2020 is expected to total $75 to $85 million, down from guidance of $80 to $90 million in 2019. This is higher than previously anticipated reflecting higher capital for the construction of the new life of mine tailings facility (“TIA 1”). This includes additional grouting requirements and the modification of the facility from an upstream to centerline design. Construction of TIA 1 began in 2019 and represents a significant multi-year investment that will be completed in 2021, providing capacity for the remaining mine life at Young-Davidson.
Capital spending is expected to be lower during the second half of 2020 with approximately 60% of the capital budget planned for the first half of the year to complete the lower mine tie-in. Combined with higher production and lower costs, Young-Davidson is expected to generate strong free cash flow in the second half of 2020.
Higher mining rates are expected to drive annual gold production to approximately 200,000 ounces in 2021. Combined with declining costs and capital spending, Young-Davidson is expected to generate strong free cash flow growth.

4 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Island Gold

Island Gold		Q3 YTD 2019	2019 guidance	2020 guidance
Gold Production	000 oz	112	135-145	130-145

Cost of Sales(1)	$/oz	$845	$855	$880
Total Cash Costs(2)	$/oz	$490	$460-500	$520-560
Mine-site AISC(2)	$/oz	$658	$730-770	$780-820

Tonnes of ore processed	tpd	1,126	1,100	1,150-1,200
Grade processed	g/t Au	11.49	10.5-11.5	10.0-11.0
Average recovery rate	%	97%	96-97%	96-97%

Sustaining capital(2)	$ millions	$18	$35-40	$35-40
Growth capital(2)	$ millions	$14	$15-20	$15-20
Total capital (ex. exploration)	$ millions	$33	$50-60	$50-60

Capitalized exploration	$ millions	$12	$18	$19

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

(2)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2019 MD&A for a description and calculation of these measures.

Gold production at Island Gold is expected to be in a similar range as 2019 guidance with slightly higher throughput offsetting slightly lower grades. Underground mining rates are expected to increase to a range of 1,150 to 1,200 tpd. Grades mined and processed in 2020 are expected to average between 10 and 11 grams per tonne of gold (“g/t Au”), consistent with the Mineral Reserve grade. Grades are expected to be higher during the first half of 2020 and lower during the second half of the year reflecting mine sequencing.
Total cash costs and mine-site all-in sustaining costs are expected to increase slightly from 2019 guidance largely reflecting the lower grades expected in 2020.
Capital spending at Island Gold is expected to total $50 to $60 million in 2020. This is consistent with 2019 guidance reflecting capital carried over from 2019. Additionally, the Company is undertaking a number of projects to support the growing operation and mine life. This includes an expansion of the tailings facility, and the construction of a new administration building, dry facility, and underground workshop.
Phase III Expansion Study
The Phase III expansion study of the operation beyond 1,200 tpd is expected to be completed during the second quarter of 2020. This study will incorporate the 2019 year end Mineral Reserve and Resource update for Island Gold which is expected to demonstrate further growth in Mineral Reserves and Resources given the exploration success over the past year.

5 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Mulatos District

Mulatos District		Q3 YTD 2019	2019 guidance	2020 guidance
Gold Production	oz	108	150- 160	150-160

Cost of Sales(1)	$/oz	$960	$1,065	$1,085
Total Cash Costs(2)	$/oz	$772	$820-860	$840-880
Mine-site AISC(2)	$/oz	$861	$860-900	$940-980

Tonnes of ore stacked	tpd	20,000	20,500	22,000
Grades stacked	g/t Au	0.92	0.8-1.0	0.9-1.1
Combined Recovery Ratio	%	67%	70%	60%

Sustaining capital(2)	$ millions	$5	$5	$15-20
Growth capital(2),(3)	$ millions	$39	$45-50	$5
Total capital	$ millions	$45	$50-55	$20-25

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

(2)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and the Q3 2019 MD&A for a description and calculation of these measures.

(3)	Growth capital guidance in 2019 included $33 million for Cerro Pelon and La Yaqui Grande.

Production from the Mulatos District is expected to total 150,000 to 160,000 ounces of gold in 2020, consistent with long term guidance. Ore will be mined and stacked from multiple sources in 2020, including the Mulatos, El Victor and San Carlos open pits, as well as new production coming from Cerro Pelon and the processing of surface stockpiles. Construction of Cerro Pelon is now complete, on budget and ahead of schedule. The crushing and stacking of surface stockpiles will ramp up through the year as mining activities wind down in the San Carlos and El Victor pits in the first half of 2020.
Total cash costs are expected to increase slightly from 2019 reflecting the processing of lower recovery stockpiles, which carry historical inventory costs resulting in a higher cash cost per ounce. These inventory costs have been incurred in previous years and have the impact of increasing total cash costs across all Mulatos production by approximately $25 per ounce. Mine-site all-in sustaining costs are also expected to increase due to higher sustaining capital, mainly related to waste stripping activities at Cerro Pelon.
Capital spending across all of the Mulatos District deposits is expected to total $20 to $25 million, the majority of which is sustaining capital. The Company expects to make a construction decision on the La Yaqui Grande project during the first half of 2020. La Yaqui Grande is fully permitted having received the approval of the environmental impact assessment ("MIA") during the second quarter of 2019 and the Change in Land Use permit in July 2019. The Company has completed detailed engineering and is currently finalizing the project design and economics.

6 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

2020 Global Operating and Development Capital Budget

	2020 Guidance			2019 Guidance
	Sustaining Capital	Growth Capital	Total	Total
Operating Mines (in millions)
Young-Davidson	$30-35	$45-50	$75-85	$80-90
Island Gold	$35-40	$15-20	$50-60	$50-60
Mulatos	$15-20	$5	$20-25	$50-55
Total - Operating Mines	$80-95	$65-75	$145-170	$180-205
Development Projects (in millions)
Turkey	-	$5	$5	$25
Lynn Lake	-	$3	$3	$5
Other	-	$2	$2	$3
Total - Development Projects	-	$10	$10	$33
Capitalized Exploration (in millions)
Young-Davidson	-	$1	$1
Island Gold	-	$19	$19	$18
Mulatos	-	-	-	$3
Lynn Lake	-	$5	$5	$6
Total - Capitalized Exploration	-	$25	$25	$27
Total Consolidated Budget	$80-95	$100-110	$180-205	$240-265

2020 Capital Budget for Development Projects
Capital spending on the Company’s development projects and capitalized exploration at existing operations is expected to total $35 million in 2020. The majority of this spending will be focused on exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.
Kirazlý Development Budget
On October 14, 2019, the Company suspended all construction activities on its Kirazlý project pending the renewal of its Turkish mining concessions which expired on October 13, 2019. Although the mining concessions have not been revoked and can be renewed following this expiration date, no further construction activities can be completed until the concessions have been renewed.
Given the uncertainty around the timing of the concession renewal, initial production from Kirazlý has been delayed from previous guidance of late 2020. The current capital budget for 2020 of $5 million reflects holding costs. The Company will provide updated guidance on the construction schedule and budget for Kirazlý following the receipt of the concession renewal and resumption of construction activities.
Lynn Lake Development Budget
The 2019 capital budget for Lynn Lake is $8 million, including $3 million for development activities and $5 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project and other permitting activities. The EIS is expected to be submitted in the first quarter of 2020. The permitting process is expected to take approximately two years followed by two years of construction.

2020 Exploration Budget
The 2020 global exploration budget is $36 million, up from the 2019 budget of $33 million reflecting increased exploration spending at Island Gold and Mulatos, as well the initiation of underground exploration drilling at Young-Davidson. Island Gold remains the primary focus of exploration with $21 million budgeted, up from the 2019 budget of $19 million. Mulatos and Lynn Lake remain the other two

7 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

areas of focus with $7 million and $5 million budgeted, respectively. Approximately 70% of the 2020 budget will be capitalized.
Island Gold
A total of $21 million has been budgeted in 2020 for surface and underground exploration at Island Gold with a focus on continuing to define new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone. The 2020 exploration budget includes 46,000 metres (“m”) of surface directional drilling, 30,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 620, 790, and 840-levels.
Drilling completed in 2019 was successful in extending high grade gold mineralization laterally and down-plunge of the Island Gold Deposit across all three areas of focus including the Main, Western, and Eastern Extensions. In addition, drilling in 2019 intersected high-grade mineralization over a lateral extent of 300 m within a previously untested area between the Eastern and Main Extensions. Continued lateral and down-plunge drilling within these areas will be the focus of surface and underground exploration drilling in 2020.
A regional exploration program which includes 10,000 m of drilling is also planned in 2020, focused on evaluating and advancing exploration targets outside the main Island Gold Mine area on the 9,750-hectare Island Gold Property.
Mulatos
A total of $7 million has been budgeted at Mulatos for exploration in 2020 which includes 14,000 m of drilling focused in the Mulatos near-mine, Carricito and La Yaqui Grande areas.
A number of regional exploration targets have been identified in 2019 from the property-wide VTEM geophysical survey that was completed in late-2018. A focus of the 2020 regional exploration program will be to further evaluate these targets through systematic mapping, sampling, and ground geophysics.
Lynn Lake
A total of $5 million which includes 15,000 m of drilling has been budgeted for exploration at the Lynn Lake project in 2020. The key focus of the 2020 exploration program will be to test exploration targets in proximity to the Gordon and MacLellan deposits with the goal of adding to Mineral Resources. Another area of focus for 2020 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,500-hectare Lynn Lake Property.
Young-Davidson
A total 10,500 m of underground exploration drilling is planned at Young-Davidson in 2020. Underground exploration drilling will be completed from a drill platform that has been established within the lower mine infrastructure. The objective of the drill program is to explore the down-dip extension of the Young-Davidson ore body, below current Mineral Resources and beyond the extent of any previous drill holes.
Qualified Persons

Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this press release.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws which are referred to herein as “forward looking-looking statements”. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements and are generally, but not always, identified by the use of forward-looking terminology such as "expect", “is expected”, “outlook”, “on track”, ongoing”, "will", "intend", "estimate", "forecast", "budget" or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may", “could”, “would”, "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company's production forecasts and plans, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, expansion plans, project timelines, and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, forecasted cash shortfalls and the Company's ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments, Mineral Reserve and Mineral Resource estimates, and other statements that express management's expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this news release, but are not limited to: changes to current estimates of Mineral Reserves and Resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; any decision to declare a dividend; employee and community relations (including maintaining social license to operate in Turkey); labour and contractor availability (and being able to secure the same on favourable terms); litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; the renewal of the Company’s mining concessions in Turkey; timely resumption of construction and development at the Kirazlý project; expropriation or nationalization of property; political or economic developments in Canada, Mexico, the United States, Turkey and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; changes in national and local government legislation, controls or regulations (including tax legislation) in  jurisdictions in which the Company does or may carry on business in the future; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to Mineral Resources in this presentation are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “Measured Mineral Resources”, “Indicated Mineral Resources”, “Inferred Mineral Resources” and “Probable Mineral Reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Free cash flow” is a non-GAAP performance measure that is calculated as cash flows from operations net of cash flows invested in mineral property, plant and equipment and exploration and evaluation assets as presented on the Company’s consolidated statements of cash flows and that would provide an indication of the Company’s ability to generate cash flows from its mineral projects. “Mine site free cash flow” is a non-GAAP measure which includes cash flow from operating activities at, less capital expenditures at each mine site. Return on Equity is defined as Earnings from Continuing Operations divided by the average Total Equity for the current and previous year. “Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Total cash costs per ounce”, “all-in sustaining costs per ounce”, and “mine-site all-in sustaining costs” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of these metrics as determined by the Company compared with other mining companies. In this context, “total cash costs” reflects mining and processing costs allocated from in-process and dore inventory associated and associated royalties with ounces of gold sold in the period. Total cash costs per ounce are exclusive of exploration costs. “All-in sustaining costs per ounce” include total cash costs, exploration, corporate and administrative, share based compensation and sustaining capital costs. “Mine-site all-in sustaining costs” include total cash costs, exploration, and sustaining capital costs for the mine-site, but exclude an allocation of corporate and administrative and share based compensation.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance, and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are available at www.alamosgold.com.

10 | ALAMOS GOLD INC